SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EARNINGS RELEASE 3Q25

CONTENTS
1. 3Q25 HIGHLIGHTS	6
2. KEY INDICATORS	7
3. 3Q25 EXECUTIVE SUMMARY	8
4. GLOBAL PETROCHEMICAL INDUSTRY	9
5. PERFORMANCE BY SEGMENT	10
5.1 BRAZIL/SOUTH AMERICA	10
5.2 UNITED STATES AND EUROPE	18
5.3 MEXICO	21
6. CONSOLIDATED FINANCIAL OVERVIEW	27
6.1 CONSOLIDATED REVENUE	28
6.2 COST OF GOODS SOLD (COGS)	28
6.3 OTHER REVENUE (EXPENSE), NET	28
6.4 RECURRING EBITDA	29
6.5 CONSOLIDATED FINANCIAL RESULT	30
6.6 NET INCOME (LOSS)	31
6.7 INVESTMENTS	31
6.8 STRATEGY	32
6.9 CASH FLOW	34
6.10 DEBT MATURITY PROFILE AND RATING	35
7. CAPITAL MARKETS	37
7.1 STOCK PERFORMANCE	37
7.2 PERFORMANCE OF CORPORATE DEBT SECURITIES	38

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FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts and are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “aim” and other similar expressions, when referring to the Company, are used to identify forward-looking statements.

Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro goals disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions, operating factors, and availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Earnings Release is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.

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BRASKEM S.A. (B3: BRKM3, BRKM5 e BRKM6; NYSE: BAK; LATIBEX: XBRK), the largest resin producer in the Americas and the global leader in biopolymers, announces its schedule for the release of results for the third quarter of 2025, as detailed below.

Conference Call

Portuguese (original audio) with simultaneous translation into English

November 11, 2025 (Tuesday)

Time: 12:30 p.m. Brasilia | 10:30 a.m. U.S. ET | 3:30 p.m. London

Zoom Link: Click Here

Investor Relations Channels

Investor Relations Website: www.braskem-ri.com.br

IR mailbox: braskem-ri@braskem.com.br

Telephone: +55 (11) 3576-9531

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Braskem records Recurring EBITDA of US$ 150 million in 3Q25

In the quarter, the advancement of the defense agenda for the Brazilian chemical industry stands out, an essential and strategic sector for the country's economic development

1.3Q25	HIGHLIGHTS

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2.	KEY INDICATORS

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3.	3Q25 EXECUTIVE SUMMARY

In the third quarter of 2025, the dynamics of the petrochemical industry continued to be influenced by the imbalance between global supply and demand, impacting price references in the international market. Compared to 2Q25, spreads in the international market were lower by (i) 4%, 14% and 13% in PE, PP and PVC, respectively, which are used as a reference in the Brazil/South America segment; and (ii) 4% in PP, which is used as a reference in the United States and Europe segment.

In the Brazil/South America segment, the average utilization rate of petrochemical plants was 65%, lower compared to 2Q25 due to the scheduled shutdown in Rio de Janeiro and the implementation of resilience initiatives related to inventory optimization. Resin sales in the Brazilian market were lower by 5%, while exports remained stable, as a result of the commercial strategy of prioritizing sales with higher added value and supplying the Brazilian market. On the other hand, sales of main chemicals grew 11% in the Brazilian market and 10% in exports. The segment's recurring EBITDA was US$205 million, an increase of 35% compared to the previous quarter.

In the United States and Europe, the utilization rate was 79% due to the higher operating rate in the United States. Recurring EBITDA was negative at US$15 million, despite the 2 p.p. improvement in the segment's gross margin in the quarter given the lower impact on the cost of feedstock acquired in previous periods.

In Mexico, the utilization rate was impacted by the first general maintenance shutdown at the petrochemical Complex, which involved more than 3,000 people during its execution, and was concluded on July 31st. In this regard, PE sales in the quarter were lower by 6% and the costs of products sold were higher due to the lower supply of ethane by PEMEX and higher import costs.

Considering the effects listed above, consolidated recurring EBITDA was US$150 million (R$818 million), 104% higher than 2Q25. Cash consumption of R$334 million, mainly influenced by higher seasonal expenses with CAPEX, partially offset by the optimization of inventory levels carried out in the quarter.

Corporate gross debt ended the quarter at approximately US$8.4 billion with an average term of 9 years. At the end of 3Q25, the cash position, excluding Braskem Idesa, was US$1.3 billion, in addition to the international revolving line in the amount of US$1 billion, which was drawn down in October 2025.

Regarding the sector's panorama, the Brazilian chemical industry presented a level of idleness of 39% in the accumulated period from January to August 2025, renewing the record for the highest level of idleness in the last 30 years, according to preliminary data from the Brazilian Chemical Industry Association (ABIQUIM). In this context, it is essential to highlight the importance of implementing the regulatory agenda to protect the Brazilian chemical industry, with initiatives such as Bill 892/25.

In this scenario, the Company remains committed to financial discipline and the execution of its Resilience and Transformation Program, which in the quarter highlights the following advances: (i) approval by the Chamber of Deputies of Bill 892/2025 (PRESIQ), which continues for deliberation in the Senate; (ii) approval of provisional anti-dumping duties on PE imports, a fundamental measure to re-establish equitable conditions of competition, protecting Brazilian production; and (iii) approval, by the Board of Directors, of the Transforma Rio Project, with an estimated investment of R$ 4.2 billion, to expand ethylene and polyethylene capacity in Rio de Janeiro, increasing the use of ethane in the feedstock profile.

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4.GLOBAL	PETROCHEMICAL INDUSTRY

For more information on the petrochemical scenario during the quarter, see Annex 8.1 of this document.

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5.	PERFORMANCE BY SEGMENT
5.1	BRAZIL/SOUTH AMERICA

In 3Q25, the average resin spread in the international market in dollars was lower (-8%) when compared to 2Q25, mainly influenced by the continued imbalance between global supply and demand, putting pressure on international price references. The average spread of the main chemicals was lower compared to the previous quarter (-3%) mainly due to the reduction in international prices for butadiene, explained by the excess supply of this product globally, and propylene, explained by weak demand with healthy PP stocks. The total volume of resin sales was lower compared to 2Q25, mainly due to the higher volume of imports in the Brazilian market.

Such effects were offset by the commercial strategy of prioritizing sales of resins with higher added value and supply to the Brazilian market.

Additionally, the result of the Brazil/South America segment was impacted by the following provisions, with no impact on the segment's Recurrent EBITDA:

(i)	supplementation of the provision relating to the geological event in Alagoas of around R$524 million, mainly due to the advance in maturity of estimated expenditure on public equipment and the updating of the Company's other obligations;
(ii)	hibernation of the chlor-alkali plant in Alagoas, within the scope of Transforma Alagoas, which aims to make PVC production more competitive and sustainable, with an impact on the “Cost of Product Sold” items of around US$81 million (R$435 million) and on “Other Expenses” of around US$47 million (R$252 million); and
(iii)	discount related to the sale of assets related to receivables of approximately US$39 million (R$208 million).

Disregarding such non-recurring effects, the Brazil/South America segment recorded gross margin and Recurrent EBITDA higher by 3 p.p. and 35%, respectively, in relation to 2Q25.

5.1.1	OPERATIONAL OVERVIEW

a) Demand for resins in Brazil (PE, PP, and PVC): remained in line when compared to 2Q25 and 3Q24, mainly explained by (i) higher demand for PE by 1%, with emphasis on the food and beverage sectors; and (ii) higher demand for PVC by 3%, influenced by the pipes and construction materials sectors. This effect was partially offset by the 5% lower demand for PP, mainly due to the higher levels of inventory of this product in the transformation chain.

In relation to 3Q24, demand remained in line, mainly explained by (i) a 13% higher demand for PVC, due to the inventory build-up and the anticipation of purchases in the transformation chain. This effect was partially offset by the 11% lower demand for PP, mainly due to lower consumption in the household appliances and packaging sectors.

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b) Average utilization rate of petrochemical complexes: lower compared to 2Q25 (-9 p.p.) and 3Q24 (-8 p.p.) mainly explained by (i) scheduled maintenance shutdown at the Rio de Janeiro petrochemical complex that began in August and lasted around 33 days; and (ii) strategy to optimize production at naphtha-based plants considering demand levels.

c) Resin sales volume: in the Brazilian market, the reduction (-5%) compared to 2Q25 is mainly explained by (i) lower PE sales volume due to the higher volume of imports in July and August; and (ii) lower PP sales volume due to lower demand in the Brazilian market by 5%.

In relation to 3Q24, the reduction (-9%) is mainly explained by (i) lower PP sales volume (-15%) due to lower demand in the Brazilian market by 11%; and (ii) the lower sales volume of PE (-5%) and PVC (-11%) explained by the strategy of prioritizing sales with higher added value.

Resin exports remained in line with 2Q25 (+1%). In relation to 3Q24, the increase (+9%) is mainly explained by the (i) higher availability of product for export given the lower PP demand in the Brazilian market by 11%; and (ii) optimization of PE inventory levels.

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d) Sales volume of main chemicals1: in the Brazilian market, increase (+11%) compared to 2Q25, mainly explained by the higher sales volume of (i) paraxylene due to the normalization of operations after a scheduled shutdown at the production unit for this product; (ii) ethylene and propylene, due to higher demand with the normalization of customer operations; and (iii) gasoline, due to the higher availability of the product for sale.

In relation to 3Q24, the decrease (-2%) is mainly explained by the lower sales volume of (i) cumene, benzene and ethylene due to the lower demand for these products in the period; and (ii) toluene, due to the higher supply of substitute products in the Brazilian market.

The increase in exports (+10%) compared to 2Q25 is mainly explained by the higher volume of propylene exports due to the increased availability of product for sale and lower demand for PP in the Brazilian market, partially offset by the lower volume of butadiene exports due to the prioritization of serving the Brazilian market.

The reduction (-23%) compared to 3Q24 is mainly explained by the lower volume of exports of (i) gasoline, due to the prioritization of serving the Brazilian market; and (ii) butadiene and toluene due to the lower availability of product for export.

1 Main chemicals refer to: ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene, given these products’ share of net revenue in the segment.

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UPDATES ABOUT ALAGOAS

The provision for the geological event in Alagoas, based on its assessment and that of its external advisors, considering the short and long-term effects, and the best estimate of expenses for implementing the various measures, showed the following movement at the end of the third quarter of 2025:

Balance of the Alagoas geological event's provision (R$million)	3Q25	2Q25	2025 YTD	2024
Balance at the beginning of the period	4,670	5,080	5,570	5,240
Provision Additions[2]	510	(93)	371	2,237
Payments and Reclassifications[3]	(1,404)	(404)	(2,276)	(2,052)
Realization of present value adjusment	8	86	119	145
Balance at the end of the period	3,784	4,670	3,784	5,570

The provision balance at the end of the period was R$3.8 billion, lower (-19%) compared to the balance at the end of 2Q25. The reduction in the provision balance at the end of 3Q25 is mainly explained by the reclassification of amounts to the “Other Payables” line, as a result of the execution of the Agreement with the State of Alagoas.

By the end of September 30, 2025, the main advances on the action fronts in Maceió were:

(i)	Financial Compensation and Relocation Support Program (PCF): 99,9% (19.197) of proposals submitted, with around 99,5% of proposals paid.
(ii)	Closing and Monitoring of salt cavities: the closure plan for the 35 cavities considers 18 cavities with the provision of priority filling with solid material, with 6 cavities already having their filling completed, 2 cavities have reached the technical filling limit, 5 cavities have the filling process in progress and for the remaining 5 cavities, activities are in the preparation and planning phase. Additionally, 6 cavities were filled naturally, with confirmation approved by ANM (National Mining Agency). Another 11 cavities remain within the salt layer and pressurized, since the Company is considering filling them with solid material, in the long term and after the completion of the current filling plan, with the aim of achieving a maintenance-free state for the 35 cavities, suitable for the definitive closure of the field.
(iii)	Socio-urban measures: 11 projects were defined for urban mobility, 6 of which were completed, 3 in progress and 2 in the planning phase.

On November 10, 2025, Braskem and the State of Alagoas entered into an agreement related to the geological event that occurred in Alagoas (“State Agreement”), providing for a total payment of R$ 1.2 billion, of which R$ 139 million (on an updated basis) had already been paid. The balance must be paid in 10 adjusted variable annual installments, mainly after 2030. The Company had previously recorded a provision of R$ 467 million for compensation of property damages to the State of Alagoas. The State Agreement establishes compensation, indemnification and/or reimbursement to the State of Alagoas for the full reparation of all property and non-property damages at the state level and grants the Company full discharge from any damages arising from and/or related to the geological event in Alagoas, including the termination of the State of Alagoas’ indemnification lawsuit, subject to judicial ratification. The execution of the State Agreement represents a significant and important milestone for the Company in addressing the impacts resulting from the geological event in Alagoas.

2 The variation in the provision in the period ended September 30, 2025 mainly refers to (i) entering into the Agreement Term with the State of Alagoas, (ii) reversals resulting from the revision of cost estimates for the action fronts in Alagoas, (iii) the update of the present value adjustment due to the remeasurement of the discount rate and the estimated disbursements over the years. In the fiscal year 2024, the change in the provision was caused, mainly (i) by the update of cost estimative relating to the adjustments to the plan for closing the mining wells, (ii) by the implementation and advancement in the maturity of projects and (iii) initiatives and programs present in the actions fronts in Alagoas.

3 Of this amount at the end of 3Q25, R$ 1 billion (2024: R$ 1.8 billion) refers to payments made and R$1.2 billion (2024: R$ 233 million) was reclassified to Other liabilities, which totals a balance of R$ 1.5 billion (2024: R$ 478 million) referring to accounts payable for the Geological event – Alagoas

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For more information on advances made on the action fronts in Alagoas during the quarter, see appendix 8.3 of this document.

5.1.2	FINANCIAL OVERVIEW

A) Net Revenue: in line in dollars (+1%) when compared to 2Q25, mainly due to the increase of (i) 69 thousand tons, or 11%, in the sales volume of main chemicals in the Brazilian market; and (ii) 4 thousand tons, or 10%, in the export volume of main chemicals. This effect was partially offset by the 5% lower resin sales volume in the Brazilian market. In reais, the reduction (-3%) is explained by the appreciation of the average real against the average dollar of 4% in the period.

Compared to 3Q24, it was lower in dollars (-11%), mainly explained by the reduction of (i) 16% in the international price reference for main chemicals; (ii) 14% in the international reference for average resin prices; (iii) 82 thousand tons, or 9%, in resin sales volume in the Brazilian market; and (iv) 12 thousand tons, or 23%, in the export volume of main chemicals. In reais, the reduction (-13%) is explained by the appreciation of the average real against the average dollar of 2% in the period.

In 3Q25, net revenue was positively impacted by approximately US$21 million (R$113 million) by presumed PIS/COFINS credits within the scope of REIQ Investimentos.

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B) Cost of Goods Sold (COGS): in 3Q25, the COGS of the Brazil/South America segment was impacted by the provision for the hibernation of the chlor-alkali plant in Alagoas, within the scope of Transforma Alagoas, which aims to make PVC production more competitive and sustainable, by around US$ 81 million (R$ 435 million), with no impact on the segment's Recurrent EBITDA.

Disregarding this effect, it was lower in dollars (-2%) mainly due to the reduction of (i) 42 thousand tons, or 5%, in the volume of resin sales in the Brazilian market; (ii) 4%, 12% and 25% in international price references for ethane, propane and EDC, respectively. These effects were partially offset by higher plant idleness in the quarter, of around US$35 million (R$194 million). In reais, the reduction is also explained by the appreciation of the average real against the average dollar of 4% in the period.

In relation to 3Q24, and disregarding non-recurring effects, it was lower in dollars (-9%) mainly explained by the reduction (i) in the volume of resin sales in the Brazilian market by 9%; (ii) the sales volume of main chemicals in the international market by 23%; and (iii) 15% and 68% in international naphtha and EDC references, respectively. These effects were partially offset by greater plant idleness in the quarter of around US$35 million (R$194 million). In reais, the reduction is also explained by the appreciation of the average real against the average dollar of 2% in the period.

In 3Q25, COGS was positively impacted by PIS/COFINS credits on the purchase of feedstock (REIQ) of US$ 10 million (R$ 54 million) and by Reintegra credits of US$ 0.4 million (R$ 2.1 million).

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C) SG&A Expenses: impacted in the amount of US$24 million (R$130 million) due to the increase in provisions for losses in Accounts Receivable.

Disregarding this effect, the reduction compared to 2Q25 (-5%) is mainly explained by the accounting reclassification of expenses previously classified as project engineering expenses (“FEL”) of around US$6 million (R$32 million) referring to 1Q25 and 2Q25, which are now recorded as CAPEX.

In relation to 3Q24, the increase in dollars (+43%) and in reais (+40%) is mainly explained by the increase in provisions for losses in Accounts Receivable. Disregarding this effect, Sales, General and Administrative Expenses remained in line in relation to 3Q24.

D) Other Revenue (Expense), Net: expense of US$ 150 million (R$ 805 million) mainly due to (i) the supplement to the provision relating to the geological event in Alagoas of around R$ 524 million, mainly due to the advance in the maturity of estimates of expenditure on public equipment and the updating of the Company's other obligations; (ii) the hibernation of the chlor-alkali plant in Alagoas, within the scope of Transforma Alagoas, which aims to make PVC production more competitive and sustainable, worth around R$ 252 million; and (iii) the discount related to the sale of sale of assets related to receivables of approximately R$ 208 million (US$ 39 million).

These effects were partially offset by revenues from (i) tax recovery of around R$98 million; and (ii) receipt of insurance proceeds of around R$59 million (US$13 million), with no impact on the recurring EBITDA of this segment.

Of the total amount recorded in other revenues and expenses, the amount of approximately US$ 18 million (R$ 96 million) impacted the segment's Recurrent EBITDA in 3Q25.

E) Recurring EBITDA: was US$205 million (R$1.1 billion), higher in dollars (+35%) and in reais (+29%) when compared to 2Q25. Compared to 3Q24, it was lower in dollars (-39%) and in reais (-40%).

5.1.3	RENEWABLES

5.1.3.1	OPERATIONAL OVERVIEW

a) Green ethylene utilization rate: lower compared to 2Q25 (-31 p.p.) and 3Q24 (-55 p.p.) due to the optimization of Green PE inventory levels.

b) Sales volume of Green PE (I'm greenTM bio-based): lower compared to 2Q25 (-4%) and 3Q24 (- 8%) due to the chain’s destocking in Asian markets.

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5.1.3.2	FINANCIAL OVERVIEW

A) Net Sales Revenue of Green PE and ETBE4: lower compared to 2Q25 (-5%) and 3Q24 (-5%) mainly due to the lower sales volume given the destocking process in the chain in some Asian markets.

5.2	UNITED STATES AND EUROPE

In 3Q25, the average PP Europe spread was lower than in 2Q25, mainly due to the lower PP price in the region, explained by lower demand and higher supply of the product in the region. In the United States, the PP spread remained in line when compared to the previous quarter.

4 Product that uses renewable feedstock, ethanol, in its composition.

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PP sales volume was lower compared to the previous quarter, mainly due to lower demand in the United States and decreased industrial activity in Europe, impacting net revenue in the United States and Europe segment when compared to 2Q25. This effect was offset by the reduction in the costs of products sold which, in 2Q25, had been impacted by the higher price of feedstock acquired in previous periods, representing an increase of 2 p.p. in the gross margin of this segment in 3Q25.

5.2.1	OPERATIONAL OVERVIEW

a) PP demand: PP demand in North America was lower (-4%) when compared to 2Q25, mainly due to higher inventory levels in the production chain in the region.

In Europe, PP demand was lower (-11%) compared to 2Q25, mainly due to the seasonality of the period after the summer vacation period.

In relation to 3Q24, demand in North America was lower (-3%) mainly explained by the optimization of inventory levels in the period. In Europe, demand was lower (-3%) compared to 3Q24, mainly due to lower consumption in the automotive and construction sectors.

b) Average utilization rate of PP plants: increase (+5 p.p.) compared to 2Q25, mainly due to the normalization of operations and the replenishment of inventories in plants in the United States, partially offset by lower production in Europe, due to unscheduled shutdowns that occurred in the quarter with lower availability of feedstock, in line with the inventory optimization strategy.

Compared to 3Q24, the utilization rate increased (+3 p.p.) mainly due to the optimization of inventories in the United States.

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c) PP sales volume: lower compared to 2Q25 (-2%) mainly explained by lower industrial activity in Europe due to the seasonality of the period.

Compared to 3Q24, sales volume was lower (-1%) due to the lower volume of PP exported in the United States.

5.2.2	FINANCIAL OVERVIEW

A) Net Revenue: lower in dollars (-5%) and in reais (-9%) when compared to 2Q25, mainly due to the reduction of (i) 3% and 4% in international PP price references in the United States and Europe, respectively; and (ii) 9 thousand tons, or 2%, in the total sales volume of PP. In reais, the reduction is also explained by the appreciation of the average real against the average dollar of 4% in the period.

In relation to 3Q24, the reduction in dollars (-24%) and in reais (-25%) is mainly explained by the reduction of (i) 23% and 10% in international PP price references in the United States and Europe, respectively; and (ii) 5 thousand tons, or 1%, in the total sales volume of PP. In reais, the reduction is also explained by the appreciation of the average real against the average dollar of 2% in the period.

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B) Cost of Goods Sold (COGD): lower in dollars (-7%) and in reais (-11%) compared to 2Q25, mainly due to (i) the 5% reduction in the international propylene price reference in the United States; and (ii) the reduction of 9 thousand tons, or 2% in the total sales volume of PP; and (iii) the lower impact of the price of feedstock acquired in previous periods. In reais, the reduction is also explained by the appreciation of the average real against the average dollar of 4% in the period.

In 3Q25, COGS in the United States and Europe segment was impacted by around US$5 million due to the hibernation of additional assets at the Markus Hook plant.

Compared to 3Q24, it was lower in dollars (-17%) and in reais (-19%), mainly explained by the reduction of (i) 32% and 3% in international propylene price references in the United States and Europe, respectively; and (ii) 5 thousand tons, or 1%, in PP sales volume. In reais, the reduction is also explained by the appreciation of the average real against the average dollar of 2% in the period.

C) SG&A Expenses: increase in dollars (+8%) and in reais (+4%) compared to 2Q25, mainly due to higher spending on people and IT.

Since 2Q25, due to changes in the organizational structure, the Company reclassified part of the expenses that were previously classified within "Corporate Unit", to the reportable business segments. Due to this effect, the United States and Europe Segment was impacted by around US$8 million (R$45 million) in 3Q25.

The increase in dollars (+31%) and in reais (+28%) compared to 3Q24 is mainly explained by the reclassification mentioned above and higher expenses with people.

D) Other Revenue (Expenses), Net: expense of US$2 million (R$13 million), referring to the services of the vessel sublease costs, mainly due to the higher volume of ethane resale to third parties.

In 3Q25, due to changes in the classification of vessel sublease operations in Europe, expenses that were previously allocated to “Reconciliation” were reclassified to the United States and Europe segment. Therefore, the segment's EBITDA in 1Q25 and 2Q25 was negatively impacted by US$6 million (R$35 million) and US$11 million (R$63 million), respectively.

E) Recurring EBITDA: was negative by US$15 million (R$79 million).

5.3	MEXICO

The North America PE spread remained in line in relation to 2Q25, still impacted by the excess supply of this product in the United States and difficulties in exports due to strong global competition, putting pressure on PE price references in the international market. This effect was partially offset by the lower price of ethane in the United States, mainly explained by the lower price of natural gas in the American market due to the reduction in electricity consumption given the milder weather conditions during the summer.

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PE sales volume was lower in 3Q25, due to the lower availability of product for sale, given the general maintenance shutdown at the Braskem Idesa petrochemical Complex concluded on July 31.

In 3Q25, costs of products sold were higher, mainly due to (i) recognition of idleness expenses in the amount of around US$23 million; and (ii) increased volume of ethane imported from the United States through the Fast Track solution and Terminal Química Puerto México (TQPM).

In September 2025, the Company announced that Braskem Idesa hired advisors to support them in evaluating a wide range of economic-financial options with the aim of reviewing its current capital structure. This decision reflects Braskem Idesa's ongoing efforts to preserve its liquidity and improve its results in general amid the current scenario of macroeconomic uncertainties, price volatility of its commodities, higher input costs and weaker-than-expected demand.

5.3.1OPERATIONAL	OVERVIEW

a) PE demand in the Mexican market: lower compared to 2Q25 (6%) and 3Q24 (-7%) mainly due to the anticipation of customers purchases made in 2Q25.

b) Average utilization rate of PE plants: higher compared to 2Q25 (+3 p.p.), mainly due to the normalization of operations at the Braskem Idesa petrochemical Complex after a scheduled shutdown concluded on July 31, 2025.

In relation to 3Q24, the average utilization rate of the PE plants was lower (-27 p.p.) mainly due to (i) the scheduled maintenance shutdown of the Braskem Idesa petrochemical Complex; and (ii) the lower volume of ethane supplied by PEMEX, of around 11.3 thousand barrels per day, compared to 28.9 thousand barrels per day in 3Q24.

The volume of ethane supplied through the Fast Track solution was around 17.2 thousand barrels per day in 3Q25.

In addition, in September, Terminal Química Puerto México began supplying ethane to Braskem Idesa, which is still in the commissioning phase, totaling around 11.3 thousand barrels per day.

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c) PE sales volume: lower (-6%) compared to 2Q25 and 3Q24 (-30%) mainly due to the lower availability of product for sale, as explained previously.

5.3.2FINANCIAL	OVERVIEW

A) Net Revenue: lower in dollars (-9%) mainly due to the reduction of 9 thousand tons, or 6%, in total PE sales volume. The reduction in reais (-13%) is also explained by the appreciation of the average real against the average dollar of 4% in the period.

Compared to 3Q24, lower in dollars (-40%) mainly explained by the reduction of (i) 19% in the international PE price reference; and (ii) 78 thousand tons, or 33%, in total PE sales volume. The reduction in reais (-42%) is also explained by the appreciation of the average real against the average dollar of 2% in the period.

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Sales by region (% in tons)

B) Cost of Goods Sold (COGS): in dollars, it remained in line when compared to 2Q25, mainly due to (i) idle expenses in the amount of US$ 22 million (R$ 123 million) with the scheduled general maintenance shutdown of the petrochemical Complex; and (ii) the higher volume of ethane imported from the United States through the Fast Track solution and Terminal Química Puerto México (TQPM) given the lower supply of ethane from Pemex in the period. These effects were partially offset by the reduction of 9 thousand tons, or 6%, in PE sales volume. The reduction in reais (-2%) is also explained by the appreciation of the average real against the average dollar of 4% in the period.

Disregarding the effect of idleness, the reduction in dollars (-5%) is mainly explained by the reduction in PE sales volume.

In relation to 3Q24, the increase in dollars (+13%) is mainly explained by (i) the 47% increase in the international ethane price reference; (ii) the higher costs of importing ethane; (iii) idleness costs in the amount of US$ 22 million (R$ 123 million) and the scheduled general maintenance shutdown at the petrochemical Complex. Such effects were partially offset by the reduction of 59 thousand tons, or 31%, in PE sales volume.

C) SG&A Expenses: lower in dollars (-12%) and in reais (-16%) compared to 2Q25, mainly due to expenses related to the ethane resale operation recorded in the previous quarter.

In relation to 3Q24, the increase in dollars (+21%) and in reais (+19%) is mainly explained by higher logistics expenses and storage and tanking services.

D) Other Revenue (Expenses), Net: net revenue of US$ 12 million (R$ 65 million) mainly due to the provision of a contractual fine to be received for the delay in the construction of the ethane import terminal.

E) Recurring EBITDA: was negative by US$37 million (R$204 million), lower than 2Q25 and 3Q24.

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5.3.3	INVESTMENTS

The investment planned for 2025 by Braskem Idesa is US$104 million (R$623 million), of which US$23 million refers to the completion of the construction of the ethane import terminal (TQPM), financed through the Syndicated Project Finance Loan and which will not require additional disbursements from shareholders Braskem Idesa and Advario.

Operating Investments for 3Q25: the main operational investments were related to the scheduled general maintenance shutdown, initiatives in asset reliability and integrity and investments in health, safety and the environment, in the amount of US$37 million.

Strategic Investments for 3Q25: continued construction of the ethane import terminal through Terminal Química Puerto México (TQPM), worth US$ 16 million in the quarter.

5.3.3.1	ETHANE IMPORT TERMINAL

In May 2025, the construction project for the ethane import terminal in Mexico was completed, through the subsidiary Terminal Químico Puerto México (“TQPM”), a joint venture between Braskem Idesa and Advario, with a 50% stake for each shareholder.

The terminal has the capacity to import up to 80 thousand barrels of ethane/day, which is equivalent to 120% of Braskem Idesa's ethane needs to operate at maximum capacity. The connection between the terminal and the Mexico Petrochemical Complex is made through pipelines and the terminal has 2 tanks with a storage capacity of approximately 50 thousand m³ of ethane each, equivalent to approximately 12 days of inventory.

The total estimated value for the construction of the terminal is US$ 586 million (US$ 516 million CAPEX ex-VAT), of which US$ 408 million is financed, in the Syndicated Project Finance Loan modality, carried out by TQPM in November 2023.

In 3Q25, the cash needs for construction of the terminal were disbursed through the Syndicated Project Finance Loan, without the need for additional contributions from Braskem Idesa and Advario. The amount invested by TQPM in the ethane import terminal in the third quarter of 2025 was US$16 million (R$88 million), using the Syndicated Project Finance Loan as sources of funding.

The total amount disbursed for the construction of the ethane import terminal from the beginning of the project until the end of 3Q25 was around US$448 million, with net disbursements made by Braskem Idesa totaling around US$95 million.

5.3.4DEBT	MATURITY PROFILE AND RATING

As of September 30, 2025, the average debt term was approximately 5.2 years. The weighted average cost of Braskem Idesa's debt was exchange variation +7.3% p.a.

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Braskem Idesa Debt Profile (US$ million)
09/30/2025
46
2%
37
9
0
44%
995
0
54%
1,200
09/30/2025 Cash
2025
2026
2027/2028
2029
2030/2031
2032 onwards
Total cash
Foreign Exchange
Interest
SLL – Sustainable Linked Bond[1]

Note: Does not consider TQPM financing carried out in the Project Finance modality. | Note (1) SLL – Sustainable Linked Bond in foreign currency. Bond linked to the sustainability commitment to reduce 15% of CO_2 Scope 1 and 2, baseline 2017

Rating

In September 2025, Fitch and S&P downgraded Braskem Idesa’s rating to ‘CCC+’ and ‘CCC’, respectively, mainly due to the engagement of legal and financial advisors with the objective of reviewing its current capital structure.

CORPORATE CREDIT RISK – BRASKEM IDESA
Agency	Rating	Outlook	Date
FITCH	CCC+	-	09/09/2025
S&P	CCC	Negative CreditWatch	09/09/2025

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5.3.5	PERFORMANCE OF BRASKEM IDESA'S DEBT INSTRUMENTS

5.3.6CASH	GENERATION

6.CONSOLIDATED	FINANCIAL OVERVIEW

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6.1	CONSOLIDATED REVENUE

6.2   COST OF GOODS SOLD (COGS)

6.3   OTHER REVENUE (EXPENSE), NET

In 3Q25, Braskem recorded a total net expense of R$740 million, mainly due to (i) the supplement to the provision relating to the geological event in Alagoas of around R$524 million, mainly due to the advance in maturity of estimates for spending on public equipment and the update of the Company's other obligations; (ii) the hibernation of the chlor-alkali plant in Alagoas in the amount of R$ 252 million, within the scope of Transforma Alagoas, which aims to make PVC production more competitive and sustainable; and (iii) the discount related to the sale of assets related to receivables of approximately R$208 million (US$39 million).

These effects were partially offset by revenues related to (i) the recovery of taxes on the purchase of inputs of approximately R$98 million; (ii) the receipt of insurance proceeds of approximately R$59 million (US$13 million); and (iii) the provision of a contractual fine for the delay in the construction of the ethane import terminal in Mexico of approximately R$74 million (US$14 million).

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6.4	RECURRING EBITDA[5]

In 3Q25, the Company's Consolidated Recurring EBITDA was US$150 million (R$818 million), higher than 2Q25 in dollars (+104%) and in reais (+91%) mainly due to (i) the strategy of prioritizing the sale of resins with higher added value; (ii) the higher volume of sales and exports of main chemicals in the Brazil/South America segment; (iii) the increase in presumed PIS/COFINS credits within the scope of REIQ Investimentos by around R$54 million (US$11 million). Such effects were partially offset, mainly by the increase in provisions for losses in accounts receivable and idleness costs at industrial units.

In relation to 3Q24, the reduction in dollars (-65%) and in reais (-66%) is mainly explained by (i) lower average international spreads for resins and main chemicals; (ii) the lower total sales volume in the Company's reportable segments; and (ii) due to higher idleness costs.

5 Braskem's consolidated results are equal to the sum of the results of Brazil, the United States and Europe and Mexico subtracted from the eliminations and reclassifications of purchases and sales between the Company's reportable segments and added to Other Segments.

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6.5	CONSOLIDATED FINANCIAL RESULT

Financial expenses: decrease compared to 2Q25 (-3%) mainly explained by the update of the adjustment to present value related to disbursement estimates over time of the geological event in Alagoas. In relation to 3Q24, financial expenses were in line (+1%).

Financial Income: increase compared to 2Q25 (37%) is mainly explained by the sale of shares of investment fund worth R$108 million. Compared to 3Q24, they were lower (-13%) due to the lower cash position.

Net exchange variation: negative variation in relation to 2Q25 (-77%) mainly due to (i) appreciation of the dollar on the company's net exposure in the amount of US$ 2.6 billion; and (ii) depreciation of the Mexican peso at the end of the period against the dollar on the net exposure to the dollar of Braskem Idesa and its subsidiaries in the amount of US$1.8 billion.

Added to these effects is the impact of carrying out hedge accounting in the amount of around R$151 million, of which around R$16 million of positive impact refers to Braskem S.A and around R$167 million of negative impact refers to Braskem Idesa.

New designations in Braskem S.A's export hedge accounting program

In accordance with the Risk Management Policy, the Company revisited its hedge accounting program and identified the possibility of increasing the volume of exports to be designated. In the quarter, new hedge designations were made, totaling US$2.8 billion relating to highly probable exports identified and forecast for the period from 2029 to 2035. These items are protected by loans and financing (hedging instruments). Therefore, the balance of financial instruments designated for this hedge accounting at the end of 3Q25 was US$8.6 billion, representing an increase of US$2.6 billion in relation to 2Q25 and Braskem's net exposure, excluding Braskem Idesa, reduced from US$5.5 billion in 2Q25 to approximately US$2.6 billion in 3Q25.

Movements in hedge accounting financial instruments

In relation to the hedge accounting of Braskem S.A.'s exports, the Company realized US$ 200 million (R$ 15.85 million) in the quarter resulting from a designated export flow. The initial designation fee was R$/US$5.5832, set in March 2021, while the average realization rate was R$/US$5.5039, set between July and August 2025.

Regarding the hedge accounting of Braskem Idesa's exports, the Company realized US$89.8 million (MXN 574.8 million) in exports of designated and discontinued flows between 2016 and 2021 in the quarter. The average initial designation rate was MXN/US$13.6628 and the average realization rate was MXN/US$20.0655. Additionally, there were no new designations in the period, totaling a balance of instruments designated for this hedge accounting at the end of 3Q25 of US$2.2 billion.

Long-term Currency Hedge Program

Braskem's inputs and products have prices denominated in or strongly influenced by international commodity prices, which are usually denominated in US dollars. Starting in 2016, Braskem contracted derivative financial instruments to mitigate part of the exposure of its cash flow denominated in reais. The program's main form of mitigation is dollar purchase and sale option contracts, protecting expected flows for a horizon of up to 18 months.

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On September 30, 2025, Braskem had a total outstanding value of operations (notional) purchased in puts of US$0.698 billion, at an average exercise price of R$/US$5.15. At the same time, the Company also had a total outstanding value of operations (notional) sold in calls of US$0.472 billion, at an average exercise price of R$/US$7.63. The contracted operations have a maximum maturity period of 18 months. The fair value marking of these Zero Cost Collar (“ZCC”) operations was positive by R$33.2 million at the end of 3Q25.

Due to the volatility of the dollar in the period, options were exercised, with a positive cash effect in the amount of R$0.173 million at the end of 3Q25.

6.6	NET INCOME (LOSS)

In the quarter, the Company recorded a net loss attributable to shareholders of US$1 million, or R$26 million, mainly due to (i) the supplement to the provision relating to the geological event in Alagoas; and (ii) the hibernation of the chlor-alkali plant in Alagoas within the scope of Transforma Alagoas. These effects were partially offset by (i) better operating results when compared to 2Q25; and (ii) recognition of deferred tax credits.

Year-to-date, the Company recorded net profit attributable to shareholders of US$66 million, or R$405 million.

6.7	INVESTMENTS

The investment expected to be made throughout 2025 by Braskem (formerly Braskem Idesa and former REIQ Investimentos) is US$404 million (R$2.4 billion).

In 3Q25, Braskem made investments worth approximately US$133 million (R$725 million) (ex-Braskem Idesa and REIQ-Investimentos).

Operating Investments 3Q25: (i) general maintenance shutdown at the petrochemical Complex in Rio de Janeiro; (ii) scheduled shutdowns at resin plants; (iii) acquisition of spare parts for operational continuity; and (iv) acquisition of licenses and programs to optimize the Company's cybersecurity system.

Strategic Investments 3Q25: acquisition of land adjacent to the Duque de Caxias plant, in Rio de Janeiro.

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3Q25 REIQ Investimentos: In January 2025, REIQ Investimentos was announced, which consists of a presumed credit of 1.5% of PIS/COFINS linked to investments in the Brazilian chemical industry. Braskem has advanced in its capacity expansion projects through resources from REIQ Investimentos. For 2025, the updated investment estimate is R$405 million (US$72 million).

In 3Q25, the Company recorded around R$ 113 million (US$ 21 million) in tax credits referring mainly to investments to implement the Transforma Rio project, in technology for efficiency in the resin chain and in adapting the process for industrial production of new grades of copolymers.

In 3Q25, the Company reclassified engineering expenses (“FEL”) recorded in the income statement to CAPEX, in the amount of around R$34 million.

6.8	STRATEGY

Braskem continues to focus on implementing the initiatives foreseen in its Global Resilience and Transformation Program, considering the relevant impacts resulting from the prolonged down cycle of the entire industry and the Brazilian chemical sector. In this sense, the Company has adopted measures aimed at sustainable value generation, with an emphasis on maximizing EBITDA and mitigating cash consumption.

6.8.1FINANCIAL	RESILIENCE AND HEALTH PROGRAM

Braskem's Resilience Program aims to implement tactical initiatives in the Company's operations and processes and is structured around two pillars: (i) initiatives with an impact on EBITDA and short-term cash generation; and (ii) actions to defend the competitiveness of the Brazilian chemical industry.

i.	Initiatives with impact on EBITDA and short-term cash generation: established in more than 70 action plans globally totaling more than 700 initiatives:
ii.	Actions to uphold the competitiveness of the Brazilian chemical industry: the Brazilian chemical industry, an essential and strategic sector for the country's economic development, faces one of the most challenging scenarios in its history. The sector's idle rate has been at historic record levels, a reflection of growing international competition resulting from the greater oversupply of products at predatory dumping prices.

Braskem, together with ABIQUIM and other companies in the Brazilian chemical sector, reinforces the importance of implementing protection mechanisms for the national industry with the aim of ensuring greater competitive balance. As an example, Bill 892/25 stands out, which establishes the Special Sustainability Program for the Chemical Industry (“PRESIQ”), aimed at promoting the sustainability and competitiveness of the sector through tax incentives.

In October 2025, this bill was approved in the Plenary of the Chamber of Deputies and forwarded to the Senate for processing. The approved text increases the rate of the Special Chemical Industry Regime (REIQ) from 0.73% to 5.5% in the months of November and December 2025 and to 6.25% in 2026.

The text also establishes the Special Chemical Industry Sustainability Program (“PRESIQ”), expected to be in effect from January 2027 until the end of 2031.

PRESIQ provides tax credits compensable against federal taxes, structured in two modalities:

(i)	Industrial, with credits of 6% on acquisitions of feedstock, limited to R$2.5 billion per year for industry; and

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(ii)	Investment, with credits of up to 3% on gross revenue linked to approved projects, limited to R$500 million per year for the industry.

Braskem reaffirms its support for the approval of the project, recognizing it as an essential measure for strengthening the entire Brazilian chemical production chain.

In September, the Executive Management Committee of the Foreign Trade Chamber (GECEX) approved the application of provisional anti-dumping duties, for a period of up to six months, on imports of PE resins originating in the United States and Canada. This measure was adopted based on investigations that identified dumping practices by foreign producers, with prices significantly lower than the prices normally charged in the markets of origin, causing losses to the national industry. The definitive application of anti-dumping duties is ongoing and seeks to re-establish fair conditions of competition, protecting local production and contributing to the sustainability of the Brazilian petrochemical sector.

In October 2025, GECEX approved the maintenance, until October 16, 2026, of the 20% import tax rate for PVC, PE and PP products sold by the Company. The measure, part of the List of Temporary Tariff Increases due to Situational Trade Imbalances, contributes to mitigating the effects of international competition in unfavorable conditions of oversupply of products in the world, promoting greater competitive balance and strengthening the Brazilian production chain.

6.8.2TRANSFORMATION	PROGRAM

Focused on building a more competitive, resilient and sustainable Braskem, the Transformation Program brings together initiatives that support the perpetuity of the business and is structured around three pillars: (i) naphtha-based optimization; (ii) increase and flexibility of the gas base; and (iii) migration to products with renewable sources.

i.	Naphtha-based optimization: comprises the implementation of the strategy for naphtha-based assets seeking greater profitability and cash generation.

In September 2025, the Company, within the scope of Transforma Alagoas, which aims to make PVC production more competitive and sustainable, completed the conversion of this unit into a logistics unit dedicated to the movement of large volumes of dichlorethane (EDC), a feedstock for PVC production. As part of this transformation, chlor-alkali production was idled and part of the infrastructure was redirected to logistics operations, increasing flexibility and industrial integration. Following this decision, Braskem will import all its EDC needs through a long-term contract signed with an international supplier.

ii.	Gas-based expansion and flexibility: (i) enabling projects to increase gas-based capacity (ethane/propane/HLR); (ii) expansion of the flexibility of petrochemical plants in Brazil; and (iii) guarantee of operational stability, through stability in the supply and reception of feedstock.

Part of this pillar is the Transforma Rio project, announced in February 2025, which aims to expand the Rio de Janeiro petrochemical Complex's capacity of 220 thousand tons of ethylene per year and equivalent volumes of PE. On October 24, 2025, the approval of the investment by Braskem's Board of Directors was announced. The total estimated value of the investment is approximately R$4.2 billion, which may vary by up to 30% given the current stage of maturity of the project. The implementation of the Project, estimated to be completed by the end of 2028, is conditional on obtaining financing, in addition to the resources already approved under the REIQ Investimentos benefit for 2025 and 2026.

iii.	Migration to renewables: the goal of expanding its production capacity to 1 million tons per year by 2030.

Among the ongoing initiatives, the following stand out: (i) the Sustainea joint venture, in partnership with Sojitz, which is studying the construction of plants for the production of bioMEG and bioMPG, currently in the scope and engineering development phase; (ii) the Braskem Siam joint venture, in partnership with SCG Chemicals, which is evaluating the construction of the first green ethylene plant outside Brazil, in Thailand, with an approved environmental license and the expectation of a final investment decision in 2026.

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6.9	CASH FLOW

In 3Q25, Braskem reported an operational cash consumption of R$334 million, mainly due to:

(i)           the largest disbursements with operational investments (CAPEX) given the seasonality of execution in the second half of the year, with emphasis on the scheduled shutdown at the Rio de Janeiro petrochemical Complex and the general maintenance shutdown at the Braskem Idesa petrochemical Complex;

(ii)          higher disbursements with strategic investments considering the resources available through REIQ investments.

Of the total amount of Operational CAPEX and Strategic Investments, R$113 million were recovered in the quarter through REIQ Investimentos, as mentioned previously.

Additionally, the positive variation in working capital is mainly explained:

(i)           by optimizing inventory levels in the quarter and monetizing taxes, initiatives included in the Resilience Program;

(ii)	the receipt of around R$100 million from the sale of assets related to receivables;

(iii)         by the receipt of insurance proceeds.

These effects were partially offset by the reduction in there availability of certain payment agreements with financial institutions and suppliers.

The recurring cash consumption amounted to around R$1.7 billion in 3Q25, mainly due to semi-annual interest payments on debt securities issued in the international market, which are concentrated in the 1st and 3rd quarters of the year. These effects were partially offset by the receipt of:

(i)           of the last installment of the sale of control of Cetrel S.A.;

(ii)          of the amount of R$108 million relating to the sale of shares of investment fund.

Considering the disbursements related to the geological event in Alagoas, the Company presented a cash consumption of R$2.0 billion in 3Q25.

6.10 DEBT MATURITY PROFILE AND RATING

On September 30, 2025, the corporate gross debt balance was US$8.4 billion, in line with the balance presented on June 30, 2025. At the end of the period, corporate debt in foreign currency represented, at the end of the period, 90% of the Company's total debt.

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The average term of corporate debt was around 9 years in September 2025 and the weighted average cost of the Company's corporate debt was exchange rate variation +6.29% p.a.

The Company ended the quarter with an adjusted net debt balance of US$7.1 billion.

Debt US$ million	Sep/25 (A)	Jun/25 (B)	Sep/24 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Consolidated Gross Debt	**10,948**	**11,079**	**10,625**	***-1%***	***3%***
in R$	811	771	783	*5%*	*4%*
in US$	10,137	10,308	9,842	*-2%*	*3%*
(-) Debt - Braskem Idesa and TQPM	**2,538**	**2,545**	**2,410**	***0%***	***5%***
in US$	2,538	2,545	2,410	*0%*	*5%*
(+) Financing Derivatives	**11**	**7**	**(7)**	***57%***	***n.a.***
in US$	11	7	(7)	*57%*	*n.a.*
(=) Gross Debt (Ex-Braskem Idesa and TQPM)	**8,421**	**8,541**	**8,208**	***-1%***	***3%***
in R$	811	771	783	*5%*	*4%*
in US$	7,610	7,770	7,425	*-2%*	*2%*
Cash and Cash Equivalents Consolidated	**1,399**	**1,895**	**2,639**	***-26%***	***-47%***
in R$	482	774	1,222	*-38%*	*-61%*
in US$	917	1,121	1,417	*-18%*	*-35%*
(-) Cash and Cash Equivalents - Braskem Idesa e TQPM	**64**	**132**	**236**	***-51%***	***-73%***
in US$	64	132	236	*-51%*	*-73%*
(-) Exclusive Cash to Alagoas	**26**	**25**	**27**	***4%***	***-2%***
in R$	26	25	27	*4%*	*-2%*
(-) Cash to Injunction of ICMS Benefit	-	-	-	***n.a.***	***n.a.***
in R$	-	-	-	*n.a.*	*n.a.*
(-) Cash and Cash Equivalents (Ex-Braskem Idesa, TQPM and Alagoas)	**1,309**	**1,738**	**2,376**	***-25%***	***-45%***
in R$	456	749	1,196	*-39%*	*-62%*
in US$	853	989	1,180	*-14%*	*-28%*
(=) Adjusted Net Debt	**7,112**	**6,803**	**5,832**	***5%***	***22%***
in R$	355	22	(413)	*n.a.*	*n.a.*
in US$	6,757	6,781	6,245	*0%*	*8%*
(+) Global Agreement	**123**	**116**	**135**	***6%***	***-9%***
in R$	123	116	135	*6%*	*-9%*
in US$	-	-	(0)	*n.a.*	*-100%*
Recurring EBITDA (LTM)	**490**	**653**	**981**	***-25%***	***-50%***
Adjusted Net Debt/Recurring EBITDA (LTM)	**14.76x**	**10.59x**	**6.08x**	***39%***	***143%***
(-) Hybrid Bond[1]	-	-	**313**	***n.a.***	***-100%***
in US$	-	-	313	*n.a.*	*-100%*
(=) Adjusted Net Debt with 50% of hybrid bond	**7,235**	**6,919**	**5,654**	***5%***	***28%***
Adjusted Net Debt/Recurring EBITDA (LTM) with hybrid bond	**14.76x**	**10.59x**	**5.76x**	***39%***	***156%***

[1]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating considered the hybrid bond to be treated as 50% equity until its prepayment in Oct/24, from this date onwards the instrument is treated as 100% debt.

The cash level of around US$1.3 billion, in September 2025, guarantees coverage of corporate debt maturities over the next 27 months.

In October 2025, the Company has drawn down the available “stand-by” credit line, in the amount of US$1.0 billion, an amount which, added to the Company's cash position on September 30, 2025, results in available cash of US$2.3 billion, in line with the Company's conservative cash management.

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In September 2025, Braskem hired financial and legal advisors to assist the Company in preparing a diagnosis of economic-financial alternatives to optimize its capital structure. The Company continues to focus on implementing resilience and transformation initiatives considering the relevant impacts arising from the prolonged down cycle of the entire petrochemical industry and strengthening the competitiveness of the Brazilian chemical industry.

Rating

In September 2025, Fitch Ratings downgraded Braskem's rating on a global scale to 'CCC+' and on a national scale to 'CCC+(bra)' and S&P Global Ratings downgraded Braskem's rating on a global scale to 'CCC-' with a negative outlook and on a national scale to 'brCCC-' with a negative outlook.

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7.	CAPITAL MARKETS
7.1	STOCK PERFORMANCE

On September 30, 2025, Braskem's shares were quoted at R$6.57/share (BRKM5) and US$2.42/share (BAK). The Company's shares are part of Level 1 corporate governance of B3 - Brasil, Bolsa e Balcão and are traded on the New York Stock Exchange (NYSE), through Level 2 ADRs (American Depositary Receipts), where each Braskem ADR (BAK) corresponds to two class "A" preferred shares issued by the Company, and on the Latibex Stock Exchange in Madrid, under the ticker XBRK.

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7.2   PERFORMANCE OF CORPORATE DEBT SECURITIES

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8.	LIST OF ANNEXES
8.1	PETROCHEMICAL SPREADS

BRAZIL/SOUTH AMERICA

•	PE Spread[6]: lower compared to 2Q25 (-4%).
o	The PE price in the USA decreased (-2%) in relation to 2Q25, mainly impacted by the oversupply of this product with inventory in the region above the average of the last five years.
o	The price of naphtha ARA increased (+1%) compared to 2Q25, explained by the increase (+2%) in the price of oil, mainly due to higher demand during the period, explained by the driving season in the USA.
o	Compared to 3Q24, the spread decreased (-19%) mainly due to lower PE prices in the USA (-16%) due to the increase in global PE supply, explained by the continuous increase in production levels.
•	PP Spread[7]: lower compared to 2Q25 (-14%).
o	The PP price in Asia decreased (-5%) compared to 2Q25, mainly explained by the reduction in demand in the region, due to economic uncertainties, added to the increase in supply, mainly due to the resumption of plants in China after scheduled shutdowns.
o	The price naphtha ARA increased (+1%) compared to 2Q25, as mentioned previously.
o	Compared to 3Q24, the spread increased (+4%) mainly due to the lower price of naphtha ARA (-15%).
•	PVC Spread Par[8]: lower compared to 2Q25 (-13%).
o	The PVC price remained in line, compared to 2Q25 (+1%), mainly impacted by (i) the stability of demand during the period, compensating for the higher supply of resin in the region; and (ii) the lower price of caustic soda in the United States (-14%), mainly due to the reduction in demand in the paper and cellulose segments.
o	Compared to 3Q24, the Par PVC spread decreased (-26%), mainly impacted by the reduction in PVC prices (-14%), mainly explained by (i) reduced demand, especially in the civil construction and packaging sectors; and (ii) higher supply during the period, mainly from the United States and Argentina.
•	Spreads on Main Chemicals[9]: lower compared to 2Q25 (-3%).
o	The naphtha price increased (+1%), as mentioned previously, partially offset by the reduction in the price of the main chemicals (-1%) in relation to the previous quarter, mainly due to (i) the lower price of butadiene (-13%) given the lower demand and explained by import tariffs, a weakened market due to higher availability of feedstock and less competitiveness; and (iii) the reduction in the price of propylene (-5%) in the USA explained by the increase in supply due to higher levels of oil production.
o	Compared to 3Q24, the Main Chemicals spread was lower (-18%), influenced by the decrease in the prices of gasoline (-8%), benzene (-27%), butadiene (-32%), and propylene (-32%), partially offset by the reduction in the price of naphtha (-15%).

6 (U.S. PE Price – naphtha ARA price)*82%+(U.S. PE Price – 50% U.S. ethane price – 50% U.S. propane price)*18%.

7 Asia PP price – Naphtha ARA price.

8 The PVC Spread Par better reflects the profitability of the Vinyls business and is more profitable than the temporary/non-integrated business model of 2019/2020, when the Company imported EDC and caustic soda to serve its customers. Its calculation formula is: PVC Price: Asia PVC Price + (0.685*US Caustic Soda) - (0.48*Europe Ethylene) - (1.014*Brent).

9 Average price of base chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on Braskem’s sales volume mix) – naphtha ARA price.

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UNITED STATES AND EUROPE

•	PP Spreads US10: remained in line with 2Q25.
o	The PP price decreased (-3%) compared to 2Q25 due to the lower price of propylene in the USA (-5%), mainly explained by (i) the higher supply, due to the normalization of utilization rates in the region; and (ii) higher inventory levels in the production chain, mainly explained by the reduction in exports in the period.
o	In relation to 3Q24, the spread remained in line.
•	PP Spreads Europe[11]: lower (-27%) compared to 2Q25.
o	The PP price in Europe decreased (-4%) when compared to 2Q25, mainly due to lower demand from the household appliances, automotive and construction sectors, partially offset by the price of propylene, which remained in line compared to the previous quarter.
o	Compared to 3Q24, the spread was lower (-41%) mainly impacted by the lower PP price in Europe (-10%).

MEXICO

•	PE Spread North America[12]: remained in line with 2Q25 (+1%).
o	The price of PE in the US remained in line with 2Q25, mainly impacted by the increase in demand, mainly at the beginning of July, due to uncertainty about supply during the period, explained by the scheduled shutdown of the Braskem Idesa Complex.
o	The price of ethane decreased (-4%) compared to 2Q25, mainly explained by the increase in supply, mainly due to the lower number of plant shutdowns in the region, added to market uncertainties regarding tariffs.
o	In relation to the same period of the previous year, the spread was lower (-27%), mainly impacted by the higher price of ethane in the United States (+47%), due to the increase in export volumes.

10 U.S. PP – U.S. propylene price.

11 EU PP – EU propylene price.

12 U.S. PE – U.S. ethane price.

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8.2	RESIN SALES BY SECTOR

Resin sales by sector (%) | Brazil/South America segment

Resin sales by sector (%) | Mexico segment

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8.3	UPDATES ABOUT ALAGOAS

In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon identified in certain neighborhoods of the municipality of Maceió, Alagoas, could be related to the rock salt well exploration activities developed by Braskem. The salt mining operation, from this moment on, was fully ended by the Company.

Since then, the Company has been devoting its best efforts to understand the geological event, its possible effects on surfaces, stability of rock salt cavities and in carrying out precautionary measures to ensure public safety. The results arising from the understanding of the geological event are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including the following agreements in progress:

i)	Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, , which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map. Following ratification by the courts of the Agreement for Compensation of Residents, the Public-Interest Civil Action for Resident Reparation was dismissed;

ii)	Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation (“ACP Socio-Environmental Reparation”) and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió. Following ratification by the courts of this agreement, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed;

iii)	Agreement for Implementation of Social and Economic measures for Requalification of the Flexal Area (“Flexal Agreement”), entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022, by the 3rd Federal Court of Maceió, which establishes the actions to requalify the Flexal region, payment of compensation to the Municipality of Maceió and indemnifications to residents in the region; and

iv)	Global Agreement with the Municipality of Maceió (“Global Agreement”) ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

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v)	Agreement with the State of Alagoas (“State Agreement”), entered into on November 10, 2025, subject to judicial ratification, which establishes, among other provisions: (a) a total amount of R$1.2 billion as compensation, indemnification and/or reimbursement to the State of Alagoas for the full reparation of all property and non-property damages at the state level; and (b) grants the Company full discharge from any damages arising from and/or related to the geological event in Alagoas, including the termination of the State of Alagoas’ indemnification lawsuit.

The Management of Braskem, based on its assessment and that of its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, presents the following changes in the period:

Balance of the Alagoas geological event's provision (R$million)	3Q25	2Q25	2025 YTD	2024
Balance at the beginning of the period	4,670	5,080	5,570	5,240
Provision Additions[13]	510	(93)	371	2,237
Payments and Reclassifications[14]	(1,404)	(404)	(2,276)	(2,052)
Realization of present value adjusment	8	86	119	145
Balance at the end of the period	3,784	4,670	3,784	5,570

The total amounts recorded from the beginning of actions related to the geological event until the period ending September 30, 2025, are segregated into the following action fronts:

Provision by work front (R$ million)	Accumulated provision	Payments and reclassifications		Realization of present value adjustment	Provision balance
a. Support for relocating and compensating	5,284	(5,146)		133	272
b. Actions for closing and monitoring the salt cavities, environmental actions and other technical matters	5,316	(3,701)		291	1,906
c. Social and urban measures	1,852	(1,200)		187	839
d. Additional measures	4,545	(3,900)	*	122	767
Total	16,998	(13,947)		732	3,784

*Includes the Global Agreement with the Municipality of Maceió.

a)	Support for relocating and compensating: Refers to actions to support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map (version 4 updated in December 2020), including compensation that requires special relocation measures, such as hospitals, schools, and public facilities, whether they belong to private or public entities.

13 The variation in the provision in the period ended September 30, 2025 mainly refers to (i) entering into the Agreement Term with the State of Alagoas, (ii) reversals resulting from the revision of cost estimates for the action fronts in Alagoas, (iii) the update of the present value adjustment due to the remeasurement of the discount rate and the estimated disbursements over the years. In the fiscal year 2024, the change in the provision was caused, mainly (i) by the update of cost estimative relating to the adjustments to the plan for closing the mining wells, (ii) by the implementation and advancement in the maturity of projects and (iii) initiatives and programs present in the actions fronts in Alagoas.

14 Of this amount at the end of 3Q25, R$ 1 billion (2024: R$ 1.8 billion) refers to payments made and R$1.2 billion (2024: R$ 233 million) was reclassified to Other liabilities, which totals a balance of R$ 1.5 billion (2024: R$ 478 million) referring to accounts payable for the Geological event – Alagoas.

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This action has a provision of R$272 million (2024: R$997 million) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation, negotiation of individual agreements for financial compensation and indemnities related to establishments that require special measures for their relocation.

By September 30, 2025, 99.9% of residents of all residential, commercial and mixed properties had already been relocated. 19.197 proposals were presented (99,9% of the total predicted). Additionally, 19,118 proposals for financial compensation were accepted (99.6% of the total forecast) and 19,102 were paid (99.5% of the total forecast). Under the Financial Compensation and Relocation Support Program (PCF), approximately R$4.2 billion was disbursed from the start of the program until the end of September 2025.

b)	Actions for closing and monitoring the salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining areas.

The closure plan of 35 mining areas is currently divided as follows:

i)	18 cavities are scheduled for priority filling with solid material. To date, 6 cavities have been fully filled (cavities 04, 07, 11, 17, 19 and 25), 3 cavities have reached the technical filling limit (cavities 15, 16 and 27), 7 cavities are currently in the filling process (cavities 03, 09/12, 20/21, 22/23), and 2 cavities (cavities 29 and 34) are in the preparation and planning phase.
ii)	6 cavities were naturally filled and, therefore, do not indicate, at this moment, the need for additional measures;
iii)	11 cavities remain within the salt layer and suitable for pressurization. By the end of 2024, the Company based on the technical note issued by expert consultancy, considered the recommendation of filling these pressurized cavities with solid material, in the long term, over the course of several years to decades, and after the completion of the current filling plan, with the purpose of to achieve a maintenance-free state for the 35 cavities, suitable for the final closure of the field.

Note that any need for additional actions is assessed on an ongoing basis by the Company and are based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event and knowledge obtained, being submitted to competent authorities and following the execution timeframe agreed under the mine closure plan, which is public and regularly revaluated with ANM. Subsidence is a dynamic process occurring in the area outlined by the priority action lines map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions, with a focus on security and monitoring of stability in the region. Any potential future actions may result in significant additional costs and expenses that may differ from current estimates and provisions.

The provisioned balance amount of R$1.9 billion (2024: R$2.6 billion) to implement actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on currently known techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed based on new information, such as results of the monitoring of the cavities, progress of implementing the plans to close mining areas, possible changes to be made to the environmental plan, monitoring of the ongoing measures and other possible natural alterations.

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Regarding environmental actions, in compliance with the Agreement for Socio-environmental Reparation, Braskem continues implementing the actions established in the environmental plan approved by the MPF and sharing the results of its actions with the authorities. As one of the results of the collapse of cavity 18, as agreed in the Socio-Environmental Reparation Agreement, the specific Environmental Diagnosis to evaluate potential impacts caused by the collapse of said cavity, conducted by specialized firm, was completed. The report was submitted to the authorities, and their final opinion is awaited concerning the conclusions and recommendations presented.

c)	Social and urban measures: actions in compliance with social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. To date, of the 11 projects defined for urban mobility, 6 have already been completed, 3 are in progress and 2 are in the planning stage. Regarding the Social and Urban Action Plan ("PAS"), of the 42 planned actions, which may be changed in accordance with the authorities, 34 are under Braskem's responsibility (1 is completed, 7 are under implementation, 16 are in the planning stage, and 10 are yet to be planned) and 8 are under of the responsibility of Municipality of Maceió, funded by the Company (1 is completed and 7 are under implementation). The balance of the provision is R$839 million (2024: R$1.1 billion).
d)	Additioal measures: refers to actions related to: (i) initiatives concerning the Technical Cooperation Instruments executed by the Company; (ii) expenses related to communication, compliance, legal matters, among others; (iii) additional measures to support the region and maintain the areas, including requalification and compensation actions aimed at the Flexais region; and (iv) other matters classified as present obligations for the Company, even if not yet formalized. Regarding the Urban Integration and Development Project for the Flexais, noteworthy progress was made in the indemnity payment process to residents (Financial Support Program – PAF), under which, as of September 30, 2025, 1,841 proposals had been submitted (99.9% of the total) and 1,836 payments had already been completed (99.7% of the proposals). The objective of the project is to promote access to essential public services and foster the local economy of the Flexais, aiming to resolve the region’s socioeconomic isolation. Of the 23 actions established in the project, 14 have been implemented (6 with continuous implementation and 8 fully completed), 7 are in progress, and 2 are scheduled to begin in the coming months. The current balance of the additional measures described in this item totals R$767 million (2024: R$825 million).

On November 10, 2025, Braskem and the State of Alagoas entered into an agreement related to the geological event that occurred in Alagoas (“State Agreement”), providing for a total payment of R$ 1.2 billion, of which R$ 139 million (on an updated basis) had already been paid. The balance must be paid in 10 adjusted variable annual installments, mainly after 2030. The Company had previously recorded a provision of R$ 467 million for compensation of property damages to the State of Alagoas. The State Agreement establishes compensation, indemnification and/or reimbursement to the State of Alagoas for the full reparation of all property and non-property damages at the state level and grants the Company full discharge from any damages arising from and/or related to the geological event in Alagoas, including the termination of the State of Alagoas’ indemnification lawsuit, subject to judicial ratification. The execution of the State Agreement represents a significant and important milestone for the Company in addressing the impacts resulting from the geological event in Alagoas.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

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The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, are in progress and eventually new measures may be necessary and will be consolidated as part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

The Company has made progress in negotiations with private and public entities regarding other indemnity claims, deepening its understanding, which may lead to future agreements. Although future disbursements may occur as a result of such negotiations, at this time the Company is unable to predict the outcomes and the timeline for their conclusion, as well as their potential scope and total associated costs, beyond those already provisioned.

On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions.

There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM"). The Company has been monitoring the matters and their developments.

In October 2025, the Company became aware through the press of the filing of a complaint by the Federal Public Prosecutor's Office in Alagoas, based on the final report issued by the Federal Police in October 2024. The Company reiterates that it has always been at the disposal of authorities and will present its statement at the appropriate time in the legal proceedings.

It is not possible to anticipate all new claims related to damage or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipalities or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may significantly differ from its estimates and provisions.

For more information, please check explanatory note 23 ("Geological event – Alagoas") of the consolidated and individual Financial Statements as of September 30, 2025.

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8.4	CONSOLIDATED INCOME STATEMENT

8.5	CONSOLIDATED RECURRING EBITDA CALCULATION

8.6	RECURRING EBITDA BY SEGMENT

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8.7	INDICATORS

Indicators US$ million	3Q25 (A)	2Q25 (B)	3Q24 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Operating					
Recurring EBITDA	150	74	432	104%	-65%
EBITDA Margin[1]	5%	2%	11%	*3 p.p.*	*-6 p.p.*
SG&A/Net Revenue (%)	7%	7%	6%	*0 p.p.*	*1 p.p.*
Financial[2]					
Adjusted Net Debt	7,235	6,919	5,967	5%	21%
Adjusted Net Debt/Recuring EBITDA (LTM)[3]	14.76x	10.59x	5.76x	39%	156%
Recurring EBITDA (LTM)/Interest Paid (LTM)	0.89	1.14	1.70	-22%	-48%
Company Valuation					
Share Price (Final)[4]	1.3	1.7	3.7	-24%	-66%
Shares Outstanding (Million)[5]	797	797	797	0%	0%
Market Cap	1,006	1,325	2,916	-24%	-66%
Adjusted Net Debt	9,091	8,729	7,597	4%	20%
Braskem	7,235	6,919	5,967	5%	21%
Braskem Idesa (75%)	1,856	1,810	1,630	3%	14%
Enterprise Value (EV)[6]	11,033	11,013	11,554	0%	-5%
Recurring EBITDA LTM	553	804	1,178	-31%	-53%
Braskem	490	653	981	-25%	-50%
Braskem Idesa (75%)	63	150	197	-58%	-68%
EV/Recurring EBITDA LTM	19.9x	13.7x	9.8x	46%	103%
FCF Yield (%)	-137%	-88%	-19%	*-50 p.p.*	*-118 p.p.*
TSR (%)[7]	-24%	-13%	14%	*-11 p.p.*	*-38 p.p.*

[1]It considers the Recurring EBITDA in relation to net revenue

[2]Does not consider Net Debt, Recurring EBITDA and Interest Paid of Braskem Idesa

[3]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment

[4]Considers the final share price adjusted for earnings

[5]Does not consider shares held by treasury

[6]It considers the provision related to the geological event of Alagoas

[7]It considers TSR from the quarter

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8.8	CONSOLIDATED BALANCE SHEET

ASSETS (R$ million)	Sep/25 (A)	Jun/25 (A)	Change (A)/(B)
Current	**26,273**	**30,743**	**-15%**
Cash and Cash Equivalents	6,663	9,183	*-27%*
Marketable Securities/Held for Trading	745	1,121	*-34%*
Accounts Receivable	3,114	3,547	*-12%*
Inventories	12,649	13,496	*-6%*
Recoverable Taxes	1,183	1,338	*-12%*
Prepaid expenses	849	1,014	*-16%*
Derivatives	259	243	*7%*
Other Assets	811	801	*1%*
Non Current	**61,110**	**60,560**	**1%**
Marketable Securities/ Held-to-Maturity	35	36	*-3%*
Taxes recoverable	1,762	2,113	*-17%*
Income Tax and Social Contribution	101	318	*-68%*
Deferred Income Tax and Social Contribution	13,244	11,591	*14%*
Derivatives	281	234	*20%*
Other Assets	537	532	*1%*
Investments	518	522	*-1%*
Property, Plant and Equipament	37,861	38,446	*-2%*
Intangible Assets	3,035	3,208	*-5%*
Assets right of usage	3,736	3,560	*5%*
Total Assets	**87,383**	**91,303**	**-4%**

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	Sep/25 (A)	Jun/25 (A)	Change (A)/(B)
Current	**22,352**	**25,471**	**-12%**
Suppliers	13,872	15,663	*-11%*
Financing and Debentures	1,803	2,535	-29%
Braskem Idesa Financing	259	263	*-2%*
Derivatives	217	205	*6%*
Salary and Payroll Charges	894	729	23%
Taxes Payable	550	503	*9%*
Income Tax and Social Contribution	3	433	-99%
Sundry Provisions	670	636	5%
Other payables	1,787	1,810	-1%
Provision - geological event in Alagoas	1,421	1,760	*-19%*
Lease	876	934	-6%
Non Current	**68,204**	**69,090**	**-1%**
Financing and Debentures	42,917	44,034	*-3%*
Braskem Idesa Financing	13,248	13,626	*-3%*
Derivatives	284	251	*13%*
Taxes Payable	217	211	n.a.
Provision - geological event in Alagoas	2,363	2,910	*-19%*
Loan to non-controlling shareholders of Braskem Idesa	984	989	-1%
Deferred Income Tax and Social Contribution	1,018	1,055	*-4%*
Post-employment Benefit	551	554	-1%
Legal provisions	864	872	*-1%*
Sundry Provisions	1,159	1,215	*-5%*
Other payables	1,449	384	277%
Lease	3,150	2,989	*5%*
Shareholders' Equity	**(3,173)**	**(3,258)**	**-3%**
Capital	8,043	8,043	*0%*
Capital Reserve and treasury shares	8	3	*167%*
Profit Reserves	-	-	*n.a.*
Goodwill on acquisition of subsidiary under common control	(488)	(488)	*0%*
Other results	2,525	2,234	*13%*
Retained Earnings (Accumulated Losses)	(13,621)	(13,597)	*0%*
Company's Shareholders	**(3,533)**	**(3,805)**	**-7%**
Noncontrolling Shareholder Interest in Subsidiaries	360	547	*-34%*
Total Liabilities and Shareholders' Equity	**87,383**	**91,303**	**-4%**

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8.9	CONSOLIDATED CASH FLOW

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8.10 CASH FLOW EX-BRASKEM IDESA

8.11	BRASKEM IDESA INCOME STATEMENT

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8.12	BRASKEM IDESA BALANCE SHEET

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8.13	BRASKEM IDESA CASH FLOW

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.